Exhibit 99.1

Kazia Therapeutics Announces 86% Reduction in Tumor Burden in Expanded-Access Case of Metastatic TNBC Patient Treated with Paxalisib-Immunotherapy Regimen

Sydney, Australia – October 2, 2025; Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, today reported a substantial reduction in tumor burden from a single-patient expanded access case in triple-negative breast cancer (TNBC) treated with a combination regimen that included the Company’s investigational pan-PI3K/mTOR inhibitor, paxalisib. After three weeks of combination immunotherapy/chemotherapy plus paxalisib, imaging performed at the treating institution showed an 86% reduction in overall tumor burden.

The patient is a 40+ year old female initially diagnosed with TNBC in April 2023. She received neoadjuvant chemotherapy and immunotherapy, followed by bilateral mastectomy six weeks post-treatment with no residual cancer detected, followed by radiation therapy. Approximately two years later, the patient was diagnosed with metastatic disease to bone and lungs. She was then treated under a single-patient expanded-access protocol with an immunotherapy/chemotherapy regimen plus paxalisib. After three weeks of therapy, imaging demonstrated an 86% overall tumor reduction. The patient’s profile and treatment approach are highly similar to the inclusion and combination strategy being evaluated in Kazia’s Phase 1b TNBC study, which is assessing paxalisib in combination with Keytruda® (pembrolizumab) and chemotherapy.

“Although this is a single-patient expanded-access case, the speed and magnitude of tumor regression are highly encouraging and align with our scientific rationale for combining paxalisib with immune checkpoint blockade,” said Dr. John Friend, M.D., Chief Executive Officer of Kazia Therapeutics. “This experience reinforces our commitment to our ongoing, company sponsored Phase 1b trial in advanced breast cancer, and it echoes the recent ex-vivo findings showing disruption of circulating tumor cell clusters with paxalisib.”

About the ongoing Phase 1b TNBC trial

Kazia is conducting a company-sponsored multi-centered Phase 1b study in Australia evaluating paxalisib in combination with Keytruda® and chemotherapy for advanced breast cancer, including TNBC. The study is designed to assess safety, preliminary anti-tumor activity, and translational biomarkers, including effects on circulating tumor cells and cluster dynamics to better understand how paxalisib may enhance immunotherapy responsiveness in this population.

For investor and media, please contact Alex Star, Managing Director LifeSci Advisors LLC, Astarr@lifesciadvisors.com, +1-201-786-8795.

About Kazia Therapeutics

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumor types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its paxalisib program, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with clinical and preclinical trials and product development, including the risk that interim or early data may not be consistent with final data, risks related to regulatory approvals, risks related to the impact of global economic conditions, and risks related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO